UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:

June 30, 2018

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

65 Church Street, Second Floor, New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue

The Company did not generate any revenues during the six months ended June 30, 2018 and 2017 and we do not anticipate that we will generate revenue for the foreseeable future.

Cost of Goods Sold

The Company remains in developmental stage and, in conjunction with not having any operational revenue, it has incurred no Cost of Goods and Services Sold.

General and administrative expenses

General and administrative expenses for the six months ended June 30, 2018 and 2017 were $105,079 and $82,810. As reflected in the table below, general and administrative expenses primarily consisted of the following expense categories: marketing, advertising and promotion, amortization of software development cost, and rent expenses. The other general and administrative expenses primarily consisted of payments for travel, internet and other office expenses, none of which is significant individually.

	Six months ended June 30,
	2018	2017
Marketing, advertising and promotion	$23,345	$7,910
Amortization of software development cost	26,882	26,882
Rent expense	19,267	15,389
Insurance	12,552	12,704
Other general and administrative expenses	23,033	19,925
Total general and administrative expenses	$105,079	$82,810

Professional and consulting fees

During the six months ended June 30, 2018 and 2017, the Company reported professional and consulting fees of $3,274,510 and $279,556, respectively which are principally comprised of the following items:

•	During the six months ended June 30, 2018 and 2017, the Company incurred $92,786 and $60,456 in audit and legal fees related to the Company’s annual audit of its financial statements for the six months ended June 30, 2018 and 2017, and legal fees resulting from work on the Company’s various regulatory and financing matters.

•	The Company incurred $3,179,554 and $214,254 of consulting fees primarily related to stock-based compensation expense from the issuance of shares of common stock to consultants for sales, marketing, investor relation and other incidental services for the six months ended June 30, 2018 and 2017, respectively.

•	The remaining amounts attributed to professional fees incurred by the Company during the six months ended June 30, 2018 are attributed to various types of professional fees, none of which is significant individually.

Compensation expenses

Compensation expenses to our three officers for the six months ended June 30, 2018 and 2017 were $157,594 and $143,972, respectively.

Other Expense

During the six months ended June 30, 2018 and 2017, the Company reported other expense of $135,019 and $4,531, respectively. Other expense includes interest expense of $7,635 and amortization of original issue discounts on notes payable of $127,397.

At June 30, 2018, the aggregate outstanding balances on the Company’s borrowings was $68,500. The Company has classified these borrowings as notes payable of $10,000 and notes payable, related parties of $58,500. Additionally, the Company has outstanding balance of $324,000 from the issuance of convertible notes As of June 30, 2018.

Net Loss

For the foregoing reasons, the Company’s net loss for the six months ended June 30, 2018 and 2017, was $3,672,202 and $510,869, respectively.

Liquidity, Capital Resources and Plan of Operations

As of June 30, 2018, we had cash totaling approximately $45,000.

Going Concern Consideration

As reflected in the accompanying financial statements, the Company has no revenue generating operations and has a net loss since inception of approximately $7.98 million. In addition, there is a working capital deficiency of approximately $400,000 As of June 30, 2018. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

Net cash used in operating activities totaled approximately $316,000 and $112,000 for the six months ended June 30, 2018 and 2017, respectively. Net loss for the six months ended June 30, 2018 and 2017 totaled approximately $3,672,000 and $511,000. Stock based compensation expense for the six months ended June 30, 2018 was approximately $3,134,000 and total amortization expense of $154,000. Total accounts payable and accrued expenses increased by approximately $7,000 and advance deposits increased by approximately $61,000. Stock based compensation expense for the six months ended June 30, 2017 was approximately $193,000 and total amortization expense of $27,000. Total accounts payable and accrued expenses increased by approximately $179,000.

Net cash provided by financing activities totaled approximately $318,000 and $22,000 for the six months ended June 30, 2018 and 2017, respectively. During the six months ended June 30, 2018, financing activities consisted of net proceeds of approximately $173,000 from the sale of common stock, $240,000 from the issuance of convertible note payable and $5,590 of advances from a related party offset by $14,965 repayment of related party advances and $85,300 repayment of notes. During the six months ended June 30, 2017, financing activities was primarily attributable to net proceeds of approximately $15,800 from the issuance of non-convertible notes payable and $9,042 of advances from a related party offset by $2,377 repayment of related party advances.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time. We do, however, purchase equipment and software necessary to conduct our operations on an as needed basis.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives.

Recently Issued Accounting Pronouncements

Refer to the notes to the unaudited condensed financial statements.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies affect the significant judgments and estimates used in the preparation of the financial statements.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, valuation of debt discount and the value of stock-based compensation and fees.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Pursuant to ASC Topic 505-50, “Equity Based Payments to Non-employees”, for share-based payments to consultants and other third-parties, compensation expense is determined at the measurement date. The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company initially records compensation expense based on the fair value of the award at the reporting date.

Software development costs

The Company develops software and applications which are being provided to customers for free in order to deliver revenue producing products. Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver the Company’s services. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed. Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality. Amortization is provided for on a straight-line basis over the expected useful life of three years of the internal-use software development costs and related upgrades and enhancements. When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use.

Item 2. Other Information

None

Item 3. Financial Statements

DATCHAT, INC.

CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

June 30, 2018 and 2017

DATCHAT, INC.

INDEX TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

June 30, 2018 and 2017

CONTENTS

Financial Statements:

DATCHAT, INC.

CONDENSED BALANCE SHEETS

	June 30,	December 31,
	2018	2017
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash	$45,481	$43,443

Total Current Assets	45,481	43,443

OTHER ASSETS:
Software development costs, net	—	26,882

Total Assets	$45,481	$70,325

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$163,347	$156,839
Convertible notes payable, net of debt discount	151,397	91,000
Notes payable	10,000	10,000
Notes payable - related parties	58,500	76,800
Advance deposits	61,321	—
Due to related party	601	9,976

Total Current Liabilities	445,166	344,615

Commitments and Contingencies - (Note 6)

STOCKHOLDERS' DEFICIT:

Preferred stock ($0.0001 par value; 20,000,000 shares authorized) Series A Preferred stock ($0.0001 Par Value; 1 Share Authorized; 0 and 1 share issued and outstanding at June 30, 2018 and December 31, 2017, respectively)	—	—
Common stock ($0.0001 par value; 180,000,000 shares authorized; 19,494,750 and 19,494,750 shares issued and outstanding at June 30, 2018 and December 31, 2017, respectively)	1,949	1,949
Common stock to be issued 4,895,856 and 4,258,205 shares, at June 30, 2018 and December 31, 2017, respectively)	490	426
Additional paid-in capital	9,139,284	7,626,708
Deferred stock compensation	(1,558,333)	(3,592,500)
Accumulated deficit	(7,983,075)	(4,310,873)

Total Stockholders' Deficit	(399,685)	(274,290)

Total Liabilities and Stockholders' Deficit	$45,481	$70,325

See accompanying notes to unaudited condensed financial statements

DATCHAT, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2018	June 30, 2017

NET REVENUES	$—	$—

OPERATING EXPENSES:
Compensation	157,594	143,972
Professional and consulting	3,274,510	279,556
General and administrative	105,079	82,810

Total operating expenses	3,537,183	506,338

OTHER INCOME (EXPENSE)
Interest expense	(135,031)	(4,533)
Interest income	12	2

Total other income (expense), net	(135,019)	(4,531)

NET LOSS	$(3,672,202)	$(510,869)

NET LOSS PER COMMON SHARE:
Basic and diluted	$(0.19)	$(0.03)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING:
Basic and diluted	19,494,750	19,494,750

See accompanying notes to unaudited condensed financial statements

DATCHAT, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six	For the Six
	Months Ended	Months Ended
	June 30, 2018	June 30, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(3,672,202)	$(510,869)
Adjustments to reconcile net loss to net cash
used in operating activities:
Amortization of software development cost	26,882	26,882
Amortization of debt discount	127,397	—
Stock-based compensation and fees	3,134,167	193,333
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	6,508	178,998
Advance deposits	61,321	—

NET CASH USED IN OPERATING ACTIVITIES	(315,927)	(111,656)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from a related party	5,590	9,042
Payments on related party advances	(14,965)	(2,377)
Proceeds from notes payable	—	15,800
Net proceeds from convertible notes payable	240,000	—
Repayment of notes payable - related parties	(18,300)	—
Repayment of convertible notes payable	(67,000)	—
Proceeds from sale of common stock
and common stock to be issued	172,640	—

NET CASH PROVIDED BY FINANCING ACTIVITIES	317,965	22,465

NET INCREASE (DECREASE) IN CASH	2,038	(89,191)

CASH - beginning of period	43,443	89,240

CASH - end of period	$45,481	$49

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$—	$—
Income taxes	$—	$—

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Issuance of common stock for future services	$1,558,333	$260,000
Debt discount in connection with convertible notes	$240,000	$—

See accompanying notes to unaudited condensed financial statements

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

DatChat, Inc. (the “Company”) was incorporated in the State of Nevada on December 4, 2014 under the name of YssUp, Inc. On March 4, 2015, the Company’s corporate name was changed to Dat Chat, Inc. In August 2016, the Board of Directors of the Company approved to change the name of the Company from Dat Chat, Inc. to DatChat, Inc. The Company established a fiscal year end of December 31. The Company’s principal business is focused on its mobile messaging application that provides a traditional messaging platform, while providing users with complete privacy and control features for their sent messages. The Company’s mobile messaging application is called DatChat Messenger which is currently a free messaging application. Once the Company achieves critical mass of users, the Company will offer new features and will charge fees and generate revenues from the added features.

Basis of presentation and going concern

As reflected in the accompanying financial statements, the Company has incurred a net loss of $3,672,202 and net cash used in operations of $315,927, respectively, for the six months ended June 30, 2018.  Additionally the Company has an accumulated deficit of $7,983,075 at June 30, 2018 and has not generated revenues since inception. These circumstances cause substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company’s ability to further implement its business plan, raise capital, and generate revenues. Currently, management is seeking capital to implement its business plan.   Management believes that the actions presently being taken provide the opportunity for the Company to continue as a going concern. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Certain information and footnote disclosures normally included in the unaudited financial statements that have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures contained in these unaudited condensed financial statements are adequate to make the information presented therein not misleading. Operating results for interim periods are not necessarily indicative of results that may be expected for the fiscal year as a whole.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and the related disclosures at the date of the financial statements and during the reporting period. Actual results could materially differ from these estimates. Significant estimates include the valuation of deferred tax assets, valuation of debt discount and the value of stock-based compensation and fees.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

The Company considers all highly liquid debt instruments and other short-term investments with maturity of three months or less, when purchased, to be cash equivalents.  The Company maintains cash and cash equivalent balances at one financial institution that is insured by the Federal Deposit Insurance Corporation. The Company’s account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of June 30, 2018, the Company has not reached bank balances exceeding the FDIC insurance limit. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Fair value measurements and fair value of financial instruments

The carrying value of certain financial instruments, including cash, accounts payable, convertible notes payable, notes payable and notes payable – related parties are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Revenue recognition

The Company will recognize revenue in accordance with ASC Topic 606 Revenue from Contracts with Customers, which requires revenue to be recognized in a manner that depicts the transfer of goods or services to customers in amounts that reflect the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company will further analyze its revenue recognition policy when it enters into revenue producing customer contracts.

Income taxes

The Company accounts for income taxes pursuant to the provision of Accounting Standards Codification (“ASC”) 740-10, “Accounting for Income Taxes” (“ASC 740-10”), which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company follows the provision of ASC 740-10 related to Accounting for Uncertain Income Tax Positions. When tax returns are filed, there may be uncertainty about the merits of positions taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more likely than not recognition threshold are measured at the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefit associated with tax positions taken that exceed the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all more likely than not to be upheld upon examination. As such, the Company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25, “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion and examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open.  The federal and state income tax returns of the Company are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Stock-based compensation

Stock-based compensation is accounted for based on the requirements of the Share-Based Payment Topic of ASC 718, “Compensation — Stock Compensation” (“ASC 718”), which requires recognition in the consolidated financial statements of the cost of employee and director services received in exchange for an award of equity instruments over the period the employee or director is required to perform the services in exchange for the award (presumptively, the vesting period). ASC 718 also requires measurement of the cost of employee and director services received in exchange for an award based on the grant-date fair value of the award.

Pursuant to ASC Topic 505-50, “Equity Based Payments to Non-employees”, for share-based payments to consultants and other third-parties, compensation expense is determined at the measurement date. The expense is recognized over the vesting period of the award. Until the measurement date is reached, the total amount of compensation expense remains uncertain. The Company initially records compensation expense based on the fair value of the award at the reporting date.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Software development costs

The Company develops software and applications which are being provided to customers for free in order to deliver revenue producing products. Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver the Company’s services. The Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed and the software will be used to perform the function intended. Capitalization ceases at the point the software project is substantially complete and ready for its intended use, and after all substantial testing is completed.   Upgrades and enhancements are capitalized if it is probable that those expenditures will result in additional functionality.   Amortization is provided for on a straight-line basis over the expected useful life of three years of the internal-use software development costs and related upgrades and enhancements.   When existing software is replaced with new software, the unamortized costs of the old software are expensed when the new software is ready for its intended use. During fiscal year 2015, the Company capitalized software development cost of $161,292 during the application development stage.

The Company released its application on July 8, 2015 and consequently, the Company incurred software developments expenses which consisted primarily of consulting fees and salaries for software programming services in the amount of $98,849 and $90,000 during the six months ended June 30, 2018 and 2017, respectively.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment losses during the six months ended June 30, 2018 and 2017.

Basic and diluted net loss per share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares during the period. Diluted net loss per share is computed using the weighted average number of common shares and potentially dilutive securities outstanding during the period.

The following were excluded from the computation of diluted shares outstanding as they would have had an anti-dilutive impact on the Company’s net loss. In periods where the Company has a net loss, all dilutive securities are excluded.

	June 30, 2018	June 30, 2017

Common stock equivalents:
Stock warrants	1,875,000	—
Convertible notes payable	1,620,000	—
Total	3,495,000	—

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

In January 2017, the Financial Accounting Standard Board’s (“FASB”) issued ASU 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment”, which eliminates Step 2 from the goodwill impairment test. When an indication of impairment was identified after performing the first step of the goodwill impairment test, Step 2 required that an entity determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) using the same procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the amendments in ASU No. 2017-04, an entity would perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying value. An entity would recognize an impairment charge for the amount by which the carrying value exceeds the reporting unit’s fair value. In addition, an entity must consider income tax effects from any tax deductible goodwill on the carrying amount of the reporting unit when measuring the goodwill impairment loss, if applicable. A public business entity that is a SEC filer should adopt the amendments in ASU No. 2017-04 for its annual, or any interim, good will impairment tests in fiscal years beginning after December 15, 2019. The Company does not believe the guidance will have a material impact on its consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation - Stock Compensation”. The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in ASC Topic 718. An entity shall account for the effects of a modification described in ASC paragraphs 718-20-35-3 through 35-9, unless all the following are met: (1) The fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; (2) The vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and (3) The classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The provisions of this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. The Company does not believe the guidance will have a material impact on its consolidated financial statements.

In July 2017, the FASB issued ASU 2017-11 “Earnings Per Share (Topic 260)”. The amendments in the update change the classification of certain equity-linked financial instruments (or embedded features) with down round features. The amendments also clarify existing disclosure requirements for equity-classified instruments. For freestanding equity-classified financial instruments, the amendments require entities that present earnings per share (“EPS”) in accordance with Topic 260, Earnings Per Share, to recognize the effect of the down round feature when it is triggered. That effect is treated as a dividend and as a reduction of income available to common shareholders in basic EPS. Convertible instruments with embedded conversion options that have down round features would be subject to the specialized guidance for contingent beneficial conversion features (in Subtopic 470-20, Debt—Debt with Conversion and Other Options), including related EPS guidance (in Topic 260). For public business entities, the amendments in Part I of this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company adopted this pronouncement as of fiscal 2017.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies several aspects of the accounting for nonemployee share-based payment transactions by expanding the scope of the stock-based compensation guidance in ASC 718 to include share-based payment transactions for acquiring goods and services from non-employees. ASU No. 2018-07 is effective for annual periods beginning after December 15, 2018, including interim periods within those annual periods. Early adoption is permitted, but entities may not adopt prior to adopting the new revenue recognition guidance in ASC 606. The Company is evaluating the impact this ASU will have on its financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – SOFTWARE DEVELOPMENT COSTS

Software development costs, net consisted of the following:

	Estimated life	June 30, 2018 (Unaudited)	December 31, 2017

Software development costs (see Note 1)	3 years	$161,292	$161,292
Less: Accumulated amortization		(161,292)	(134,410)
		$—	$26,882

Amortization expense was $26,882 for each of the six months ended June 30, 2018 and 2017.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company’s officer, Mr. Darin Myman, from time to time, provided advances to the Company for working capital purposes. At December 31, 2017, the Company had a payable to the officer of $9,976. These advances were short-term in nature and non-interest bearing. During the six months ended June 30, 2018, Mr. Myman provided advances to the Company for working capital purposes for a total of $5,590 and the Company repaid $14,965 of these advances.

On May 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $30,000 to a principal stockholder of the Company. The note was due on July 29, 2015. The annual interest rate for the loan is 10%. The Company defaulted to repay the note when it was due. On February 25, 2016, the Company entered into an extension agreement with the lender to extend the maturity date of the note to December 31, 2016. In accordance to the extension agreement, the Company and the lender agree to increase the amount of the principal amount of the note by $5,000 as penalty for the Company’s failure to repay the note on July 29, 2015. In connection with the increase in principal amount of $5,000, the Company recorded non-cash interest expense of $5,000 on February 25, 2016. On October 25, 2017, the Company agreed to pay an additional $5,000 as penalty fee for the extension of maturity date to June 30, 2018. As of June 30, 2018 and December 31, 2017, the principal balance of this note was $40,000.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 3 – RELATED PARTY TRANSACTIONS (continued)

On June 26, 2015, the Company entered into a promissory note agreement, providing for the issuance of a promissory note in the principal amount of $15,000 to a principal stockholder of the Company. The note was due on December 26, 2016. The annual interest rate for the loan was 10%. At June 30, 2018 and December 31, 2017, the outstanding principal balance of the note was $15,000. This note is currently in default.

On September 1, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $7,500 to a principal stockholder of the Company. The note was due on December 26, 2016. The annual interest rate for the note was 10%. The Company repaid $4,000 on July 11, 2016 and as of June 30, 2018 and December 31, 2017, the principal balance of this note was $3,500. This note is currently in default.

On October 31, 2016, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $2,500 to a related party. The note was due on December 26, 2016. The annual interest rate for the note is 10%. This note is currently in default. In May 2018, the Company repaid the principal balance of this note. At June 30, 2018 and December 31, 2017, the outstanding principal balance of the note was $0 and $2,500, respectively.

On May 25, 2017, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $800 to a related party. The note was due on December 31, 2017. The annual interest rate for the note is 10%. In May 2018, the Company repaid the principal balance of this note. At June 30, 2018 and December 31, 2017, the outstanding principal balance of the note was $0 and $800, respectively.

On February 28, 2017, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $15,000 to a principal stockholder of the Company. The note was due on August 28, 2017. The annual interest rate for the note is 10%. In January 2018, the Company repaid the principal balance of this note. At June 30, 2018 and December 31, 2017, the outstanding principal balance of the note was $0 and $15,000, respectively. The CEO of the Company is an officer of the affiliated company.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

 NOTE 4 – CONVERTIBLE AND NON-CONVERTIBLE NOTES PAYABLE

Convertible notes payable consisted of the following:

	June 30, 2018 (Unaudited)	December 31, 2017
Convertible notes payable	$324,000	$91,000
Debt discount	(172,603)	—
Total convertible notes payable	$151,397	$91,000

On July 3, 2017, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $60,000. The senior convertible promissory note was due on November 3, 2017. The Company paid original issuance cost of $10,000 in connection with this note payable which was amortized over the term of the note. Any amount of principal on this note which is not paid when due shall bear a default interest at the rate of twenty percent (20%) per annum from the maturity date thereof until the same is paid. The note holder shall have the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company granted the note holder 250,000 5 year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share. On November 3, 2017, the Company entered into an extension agreement with this note holder to extend the maturity date of the note to December 28, 2017. In accordance to the extension agreement, the Company and the note holder agreed to pay $10,000 as penalty for the Company’s failure to repay the note in November 2017. Such $10,000 penalty was paid in November 2017. The Company fully paid this note in March 2018. At June 30, 2018 and December 31, 2017, the outstanding principal balance of the convertible note was $0 and $60,000, respectively.

On July 27, 2017, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $6,000. The senior convertible promissory note was due on November 3, 2017. The Company paid original issuance cost of $1,000 in connection with this note payable which was amortized over the term of the note. Any amount of principal on this note which is not paid when due shall bear a default interest at the rate of twenty percent (20%) per annum from the maturity date thereof until the same is paid. The note holder shall have the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company granted the note holder 25,000 5 year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share. On November 3, 2017, the Company entered into an extension agreement with this note holder to extend the maturity date of the note to December 28, 2017.

In accordance to the extension agreement, the Company and the note holder agreed to pay $1,000 as penalty for the Company’s failure to repay the note in November 2017, thereby increasing the principal amount to $7,000. The Company fully paid this note in February 2018. At June 30, 2018 and December 31, 2017, the outstanding principal balance of the convertible note was $0 and $7,000, respectively.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 4 – CONVERTIBLE AND NON-CONVERTIBLE NOTES PAYABLE (continued)

On August 10, 2017, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $24,000. The senior convertible promissory note was due on November 3, 2017. The Company paid original issuance cost of $4,000 in connection with this note payable which was amortized over the term of the note. Any amount of principal on this note which is not paid when due shall bear a default interest at the rate of twenty percent (20%) per annum from the maturity date thereof until the same is paid. The note holder shall have the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company granted the note holder 100,000 five year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share. At June 30, 2018 and December 31, 2017, the outstanding principal balance of the convertible note was $24,000. This note is currently in default.

On January 26, 2018, the Company issued a senior convertible promissory note to an unrelated party for a principal amount of $300,000. The senior convertible promissory note and all accrued interest are due on January 26, 2019. The Company paid issuance costs of $60,000 in connection with this note payable which is being amortized over the term of the note. Any amount of principal or interest on this note which is not paid when due shall bear interest at the rate of 18% per annum from the due date thereof until the same is paid. The note holder shall have the right from the date of issuance of this note to convert any outstanding unpaid principal amount and accrued interest into the Company’s common stock at a conversion price equal to $0.20 per share. The conversion price, however, is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect. Additionally, in connection with the issuance of this note, the Company granted the note holder 1,500,000 five year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share subject to applicable adjustments including full ratchet anti-dilution in the event that the Company issue any securities at a per share price lower than the exercise price then in effect. At June 30, 2018, the outstanding principal balance of the convertible note was $300,000.

The Company accounted for the warrants by using the relative fair value method. The total debt discount consisted of beneficial conversion feature and relative fair value of the warrants of approximately $315,000 using a Black-Scholes model with the following assumptions: stock price at valuation date of $2.00 based on recent sales price of common stock in a private placement during that time, exercise price of $0.20, dividend yield of zero, years to maturity of 5.00, a risk free rate from 1.93% to 2.47%, and expected volatility from 87% to 89% using volatilities of similar companies. The Company recorded amortization of debt discount and original issuance cost of $127,397 and $0 during the six months ended June 30, 2018 and 2017, respectively, and has been included in interest expense.

Additionally, in accordance with ASU 2017-11, the down round feature relating to the conversion feature whereby the conversion price is subject to full ratchet anti-dilution in the event that the Company issues any securities at a per share price lower than the conversion price then in effect, such down round feature down is no longer classified as liabilities and embedded conversion options with down round features are no longer bifurcated. The Company shall recognize the value of the effect of a down round feature in an equity-classified freestanding financial instrument each time it is triggered.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 4 – CONVERTIBLE AND NON-CONVERTIBLE NOTES PAYABLE (continued)

Non-convertible notes payable consisted of the following:

	June 30, 2018 (Unaudited)	December 31, 2017
Notes payable – unrelated party	$10,000	$10,000
Notes payable – related party (see Note 3)	58,500	76,800
Total notes payable	$68,500	$86,800

On September 29, 2015, the Company entered into a promissory note agreement, providing for the issuance of a note in the principal amount of $10,000 to an unrelated party. The note was due on December 26, 2015. The annual interest rate for the note is 24%. On June 16, 2016, the Company entered into an extension agreement with the lender to extend the maturity date of the note to December 26, 2016. This note is currently in default. At June 30, 2018 and December 31, 2017, the outstanding principal balance of the note was $10,000. In August 2018, the Company repaid the principal balance of this note.

As of June 30, 2018 and December 31, 2017, accrued interest related to these notes amounted to $28,377 and $20,791, respectively.

NOTE 5 – STOCKHOLDERS’ DEFICIT

Shares Authorized

In August 2016, the Board of Directors of the Company approved and authorized an amendment to its articles of incorporation to designate 20,000,000 shares of preferred stock. Consequently, the authorized capital stock consists of 200,000,000 shares, of which 180,000,000 are shares of common stock and 20,000,000 are shares of preferred stock.

Preferred stock

In August 2016, the Company designated 1 share of Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) and has a stated value equal to $1.00 as may be adjusted for any stock dividends, combinations or splits. Each one (1) share of the Series A Preferred Stock shall have voting rights equal to (x) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote divided by (y) forty-nine one hundredths (0.49) minus (z) the total issued and outstanding Common Stock eligible to vote at the time of the respective vote. The Series A Preferred Stock does not convert into equity of the Company. The Series A Preferred Stock does not contain any redemption provision.

On August 19, 2016, the Company issued 1 share of its Series A Preferred Stock to the CEO of the Company for services provided. On March 12, 2018, the CEO of the Company returned the 1 share of Series A Preferred Stock to the treasury of the Company for the sole purpose of retiring the surrendered shares. The Company recorded the return of the Series A Preferred Stock at par value against additional paid in capital.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 5 – STOCKHOLDERS’ DEFICIT (continued)

Common stock

Sale of Common Stock

Between January 2018 and March 2018, the Company received net proceeds of approximately $173,000 from the sale of 87,651 shares of common stock or $2.00 per share to various investors.

Common stock for services

On January 8, 2018, the Company entered into one-year consulting agreements with two consultants who have agreed to provide general business consulting services to the Company. The agreement expires on January 8, 2019. In accordance to these consulting agreements, the Company shall pay the consultants an aggregate of 550,000 shares of the Company’s common stock. On January 8, 2018, the Company issued 550,000 shares of its common stock to the consultants. The Company valued these common shares at the fair value of $1,100,000 or $2.00 per common share based on the sale of common stock in the recent private placement.

There were a total of 4,350,000 shares of common stock to be issued for prepaid services as of June 30, 2018. In connection with the issuance of these common stocks, the Company recorded stock-based compensation of $3,134,167 and $193,333 for the six months ended June 30, 2018 and 2017, respectively, and deferred compensation of 1,558,333 and $3,592,500 at June 30, 2018 and December 31, 2017, respectively. The deferred stock compensation will be amortized over the remaining corresponding service periods as services are received.

Common Stock Warrants

A summary of the Company’s outstanding stock warrants as of June 30, 2018 and changes during the period presented below:

	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
Balance at December 31, 2017	375,000	$0.20	4.53
Granted	1,500,000	0.20	5.00
Balance at June 30, 2018	1,875,000	$0.20	4.47
Warrants exercisable at June 30, 2018	1,875,000	$0.20	4.47
Weighted average fair value of warrants granted during the six months ended June 30, 2018		$1.86

In January 2018, in connection with the issuance of convertible note ( see Note 4), the Company granted the note holder 1,500,000 five year warrants to purchase shares of the Company’s common stock at an exercise price of $0.20 per share.

DATCHAT, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
JUNE 30, 2018 AND 2017

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company entered into a sublease agreement with an affiliated company on January 1, 2015. The term of the sublease agreement started on January 1, 2015 and ended on December 31, 2016. The Company entered into an amended lease agreement in February 2017 and the expiration date of the lease was amended to be May 31, 2018. During fiscal 2016, the Company paid a monthly base rent of $2,217 plus a pro rata share of operating expenses. The base rent was subject to a monthly increase from $2,217 to $2,275 beginning on June 1, 2016 through May 31, 2017 and a monthly increase from $2,275 to $2,333 beginning on June 1, 2017 through May 31, 2018. The CEO of the Company is an officer of the affiliated company. The lease agreement has expired and the Company expects to negotiate a month to month lease in the future. Rent expense was $19,267 and $15,389 for the six months ended June 30, 2018 and 2017, respectively.

On March, 12, 2018, the Company entered into an Agreement and Plan of Merger (the “Agreement”) with (i) Spherix Incorporated (the “Purchaser”), (ii) Spherix Merger Subsidiary, a wholly owned subsidiary of the Purchaser (the “Merger Sub”), and (iii) Darin Myman, the CEO of the Company, whereby the parties intend to effect the merger of the Merger Sub with and into the Company, with the Company continuing as the surviving entity. The parties shall cause the merger to be consummated subject to the terms and conditions as defined in the Agreement. As consideration for the merger, the Purchaser shall deliver to the Company’s stockholders an aggregate of 46,153,846 shares of the Purchaser common stock. Each stockholder of the Company shall receive its pro rata share of the merger consideration based on the number of shares of the Company’s common stock owned by such Company’s stockholder over the total number of shares of the Company’s common stock, including any shares of the Company’s Preferred Stock calculated on as-converted basis, immediately prior to the effective time of the merger. In August 2018, Spherix terminated the Agreement thus the planned merger with the Company will no longer be consummated.

Between April 2018 and June 2018, the Company received an advance deposit for a total of $61,321 towards a securities purchase agreement for the sale of the Company’s common stock which was executed on August 8, 2018. Such advance deposits shall be applied towards the securities purchase agreement dated in August 2018 (see Note 7).

NOTE 7 – SUBSEQUENT EVENTS

On August 13 2018, the Company paid back related party notes for a total principal amount of $10,000 (see Note 3).

On August 8, 2018, the Company and Spherix executed a securities purchase agreement whereby the Company sold 1,000,000 shares of the Company’s common stock for a total of $1,000,000 consisting of (i) a cash payment of $500,000, (ii) the prior advance deposits to the Company, and (iii) the obligation to pay certain specified future compensation expenses of the Company. On August 9, 2018, the Company collected gross proceeds of $500,000 and applied total advance deposits of $88,950 in connection with this securities purchase agreement. The Company expects to collect the remaining balance in year 2018 and 2019 through payment of compensation expenses of the Company.

On August 8, 2018, the Company entered into a termination and general release agreement with a consultant who was a party to a certain advisory board agreement dated November 2, 2017. The consultant agreed to return the 1,500,000 shares of commons stock granted to him in connection with the advisory agreement. Both parties unequivocally release and discharge each other from any and all past, present claims and damages as defined in the termination and general release agreement. The consultant is an officer of Spherix.

Item 4. Exhibits

Item Number	Exhibit
2.1	Amended and Restated Articles of Incorporation
2.2	Amended and Restated Bylaws
2.3	Certificate of Designation of Series A Preferred Stock
3.1	Form of Stock Certificate
4.1	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATCHAT, INC.

By	/s/ Darin Myman
Darin Myman, Chief Executive Officer, Chief Financial Officer, and Director
Date: September 28, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Darin Myman
Darin Myman, Chief Executive Officer, Chief Financial Officer, and Director
Date: September 28, 2018